Exhibit 99.1

Dingdong (Cayman) Limited Announces Third Quarter 2021 Financial Results

SHANGHAI, November 15, 2021 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading and fastest-growing company in the domestic neighborhood retail industry in China, with advanced supply chain capabilities, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights:

•	GMV for the third quarter of 2021 increased by 107.7% year over year to RMB 7,018.5 million (US$ 1,089.3 million) from RMB 3,379.0 million in the same quarter of 2020.

•	Total revenue for the third quarter of 2021 increased by 111.0% year over year to RMB 6,189.5 million (US$ 960.6 million) from RMB 2,933.5 million in the same quarter of 2020.

•	The number of average monthly transacting users for the third quarter of 2021 increased by 120.3% year over year to 10.5 million from 4.8 million in the same quarter of 2020.

•	The number of frontline fulfillment station was 1,375 as of September 30, 2021, increased from 711 as of September 30, 2020.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “In the third quarter, we proactively adjusted our strategic focus to “Efficiency first, with due consideration of scale.” As such, we rapidly improved efficiency and significantly narrowed our non-GAAP net loss margin. We are confident that we will further reduce the non-GAAP net loss margin substantially in the fourth quarter. We are more optimistic now than we were during the IPO process about our expected profitability timeline. China has transitioned from an era of simply meeting basic human needs to a period of prosperity, leading to tremendous changes in people’s consumption habits. This is a momentous era. Through deeper engagement in our supply chain and enhancement of our product development capabilities, we will live up to the opportunities presented by the times, create value for consumers, and generate long-term returns for our investors.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated, “For the fourth quarter, we will remain focused on serving higher-value users, improving our non-GAAP net loss margin, and growing our GMV on a year-over-year basis. We will continue to improve our gross margin while further benefiting from our upfront investments in the supply chain, increasing the GMV contribution from our private label brands and in-house products, and optimizing our product mix. In terms of non-GAAP net loss margin, we expect to achieve a greater sequential improvement in the fourth quarter than in the third quarter. In Shanghai, the home of our first operation, we expect our unit economics to reach breakeven in the coming quarter, driving unit economics in the Yangtze Delta region to steadily turn positive in the future.”

Third Quarter 2021 Financial Results

Total revenues were RMB 6,189.5 million (US$ 960.6 million), representing an increase of 111.0% from the same period of 2020, mainly driven by the robust growth in the Company’s GMV.

•	Product Revenues were RMB 6,122.3 million (US$ 950.2 million), an increase of 111.2% from RMB 2,899.2 million in the same quarter of 2020.

•	Service Revenues were RMB 67.2 million (US$ 10.4 million), an increase of 95.9% from RMB 34.3 million in the same quarter of 2020.

Total operating costs and expenses were RMB 8,208.3 million (US$ 1,273.9 million), an increase of 117.3% from RMB 3,777.4 million in the same quarter of 2020, mainly driven by the increase in business scale.

•	Cost of Goods Sold were RMB 5,061.2 million (US$ 785.5 million), an increase of 109.2% from RMB 2,419.7 million in the same quarter of 2020, generally in line with the increase in total revenue.

•	Fulfillment expenses were RMB 2,308.7 million (US$ 358.3 million), an increase of 120.8% from RMB 1,045.6 million in the same quarter of 2020, generally in line with the increase in total revenues.

•

Sales and marketing expenses were RMB 428.3 million (US$ 66.5 million), an increase of 206.8% from RMB 139.6 million in the same quarter of 2020, mainly due to increased spending on sales and marketing expenses to acquire new customers.

•	General and administrative expenses were RMB 152.9 million (US$ 23.7 million), an increase of 78.0% from RMB 85.9 million in the same quarter of 2020, mainly due to the growth in business scale.

•

Product development expenses were RMB 257.3 million (US$ 39.9 million), an increase of 197.5% from RMB 86.5 million in the same quarter of 2020, mainly due to the increase in the spending on the Company’s supply chain system to further improve efficiency and reduce operating costs, as well as the increase in spending on agricultural technology to empower upstream partners.

Loss from operations was RMB 2,018.9 million (US$ 313.3 million), compared with operating loss of RMB 843.9 million in the same quarter of 2020.

Net loss was RMB 2,010.6 million (US$ 312.0 million), compared with net loss of RMB 828.6 million in the same quarter of 2020.

Non-GAAP net loss, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB 1,975.6 million (US$ 306.6 million), compared with non-GAAP net loss of RMB 826.8 million in the same quarter of 2020.

Basic and diluted net loss per share were RMB 6.19 (US$ 0.96), compared with RMB 14.14 in the same quarter of 2020. Non-GAAP net loss per share, basic and diluted, was RMB 6.08 (US$ 0.94), compared with RMB 14.11 in the same quarter of 2020. The weighted average number of ordinary shares outstanding used to compute the basic and diluted net loss per share and non-GAAP net loss per share was 64,908,700 in the third quarter of 2020. All the then outstanding convertible redeemable preferred shares were not included in the computation until July 2021 when converted into ordinary shares after the Company’s IPO.

Cash and cash equivalents and short-term investments were RMB 6,816.7 million (US$ 1,057.9 million) as of September 30, 2021, compared with RMB 2,382.4 million as of December 31, 2020.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Monday, November 15, 2021 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	0648844

The replay will be accessible through November 22, 2021 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	10162000

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading and fastest-growing company in the domestic neighborhood retail industry in China providing users with fresh produce, meat and seafood, and other daily necessities through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. From its core product category of fresh groceries, Dingdong has expanded to provide other daily necessities to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives. At the same time, Dingdong is working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand.

For more information, please visit: www.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders and non-GAAP net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.4434 to US$ 1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Dingdong’s business, results of operations, financial condition, and stock price; Dingdong’s strategies; Dingdong’s future business development, financial condition and results of operations; Dingdong’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Dingdong’s ability to maintain its culture and brand image within its addressable user communities; Dingdong’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the e-commerce industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,376,153	3,097,640	480,746
Restricted cash	74,295	6,476	1,005
Short-term investments	1,006,245	3,719,019	577,183
Accounts receivable, net	38,805	154,127	23,920
Amounts due from related parties	10,100	—	—
Inventories	386,431	648,861	100,702
Advance to suppliers	37,133	88,228	13,693
Prepayments and other current assets	97,878	370,591	57,514

Total current assets	3,027,040	8,084,942	1,254,763
Non-current assets:
Property and equipment, net	272,691	434,646	67,457
Operating lease right-of-use assets	1,503,222	2,040,602	316,696
Other non-current assets	121,459	184,310	28,604

Total non-current assets	1,897,372	2,659,558	412,757

TOTAL ASSETS	4,924,412	10,744,500	1,667,520

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) /EQUITY
Current liabilities:
Accounts payable	1,579,948	2,797,392	434,148
Customer advances and deferred revenue	140,404	226,796	35,198
Accrued expenses and other current liabilities	857,738	895,508	138,981
Salary and welfare payable	136,960	207,676	32,231
Operating lease liabilities	594,787	841,013	130,523
Short-term borrowings	1,234,522	2,718,474	421,901
Current portion of long-term borrowings	86,500	64,500	10,010
Warrant liabilities	108,160	—	—

Total current liabilities	4,739,019	7,751,359	1,202,992
Non-current liabilities:
Long-term borrowings	58,375	9,500	1,474
Operating lease liabilities	871,685	1,115,372	173,103

Total non-current liabilities	930,060	1,124,872	174,577

TOTAL LIABILITIES	5,669,079	8,876,231	1,377,569

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) /EQUITY (CONTINUED)
MEZZANINE EQUITY	5,174,910	—	—
Shareholders’ (deficit)/equity:
Ordinary shares	1	4	1
Additional paid-in capital	151,657	13,622,775	2,114,221
Accumulated deficit	(6,048,274)	(11,669,373)	(1,811,058)
Accumulated other comprehensive loss	(22,961)	(85,137)	(13,213)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(5,919,577)	1,868,269	289,951

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) /EQUITY	4,924,412	10,744,500	1,667,520

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	2,899,191	6,122,324	950,170
Service revenues	34,274	67,155	10,422

Total revenues	2,933,465	6,189,479	960,592
Operating costs and expenses:
Cost of goods sold	(2,419,697)	(5,061,160)	(785,480)
Fulfillment expenses	(1,045,648)	(2,308,712)	(358,307)
Sales and marketing expenses	(139,640)	(428,283)	(66,468)
Product development expenses	(86,536)	(257,286)	(39,930)
General and administrative expenses	(85,855)	(152,897)	(23,729)

Total operating costs and expenses	(3,777,376)	(8,208,338)	(1,273,914)

Loss from operations	(843,911)	(2,018,859)	(313,322)
Interest income	4,800	14,130	2,193
Interest expenses	(3,613)	(24,640)	(3,824)
Other income	27,796	25,770	3,999
Other expenses	(924)	(6,978)	(1,083)
Changes in fair value of warrant liabilities	(12,715)	—	—

Loss before income tax	(828,567)	(2,010,577)	(312,037)

Income tax expenses	—	—	—

Net loss	(828,567)	(2,010,577)	(312,037)

Accretion of redeemable convertible preferred shares	(89,016)	—	—

Net loss attributable to ordinary shareholders	(917,583)	(2,010,577)	(312,037)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net loss per share:
Basic and diluted	(14.14)	(6.19)	(0.96)
Weighted average common shares outstanding used in net loss per share computation	64,908,700	324,709,928
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(22,107)	19,172	2,976

Comprehensive loss	(850,676)	(1,991,405)	(309,061)

Accretion of redeemable convertible preferred shares	(89,016)	—	—

Comprehensive loss attributable to ordinary shareholders	(939,692)	(1,991,405)	(309,061)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net cash used in operating activities	(614,615)	(1,267,965)	(196,785)
Net cash (used in)/provided by investing activities	(642,030)	2,419,438	375,491
Net cash generated from financing activities	224,707	907,039	140,770
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(48,566)	(6,368)	(988)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,080,504)	2,052,144	318,488
Cash and cash equivalents and restricted cash at the beginning of the period	3,054,295	1,051,972	163,263

Cash and cash equivalents and restricted cash at the end of the period	1,973,791	3,104,116	481,751

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net loss	(828,567)	(2,010,577)	(312,037)
Add: share-based compensation expenses (1)	1,795	34,980	5,429

Non-GAAP net loss	(826,772)	(1,975,597)	(306,608)

Net loss attributable to ordinary shareholders	(917,583)	(2,010,577)	(312,037)
Add: share-based compensation expenses (1)	1,795	34,980	5,429

Non-GAAP net loss attributable to ordinary shareholders	(915,788)	(1,975,597)	(306,608)

Net loss per share:
Basic and diluted	(14.14)	(6.19)	(0.96)
Add: share-based compensation expenses	0.03	0.11	0.02
Non-GAAP net loss per share:

Basic and diluted	(14.11)	(6.08)	(0.94)

(1)	Share-based compensation expenses are recognized as follows:

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	126	15,713	2,439
Sales and marketing expenses	173	240	37
Product development expenses	1,097	5,894	915
General and administrative expenses	399	13,133	2,038

Total	1,795	34,980	5,429